SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

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                        MER Telemanagement Solutions Ltd.

6-K Items

1. Press release re MTS Announces Receipt Of A Notice From The NASDAQ Staff Rejecting The Company's Request For An Extension Time In Which To Regain Compliance With NASDAQ'S Continued Listing Requirements; MTS Plans To Appeal The Staff's Determination

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                              (Registrant)

                                        By: /s/Eytan Bar
                                            ------------
                                            Eytan Bar
                                            President and
                                            Chief Executive Officer

Date: December 26, 2007

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                                   [MTS LOGO]

MTS Announces Receipt Of A Notice From The NASDAQ Staff Rejecting The Company's Request For An Extension Time In Which To Regain Compliance With NASDAQ'S Continued Listing Requirements; MTS Plans To Appeal The Staff's Determination

RA'ANANA, Israel, December 26, 2007 -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced that on December 20, 2007 the Company received a NASDAQ Staff Determination letter indicating that Staff is unable to accept the Company's plan of compliance and its request for an extension of time to regain compliance with the NASDAQ Stock Market continued listing criteria. The Company was informed that trading of the Company's ordinary shares will be removed from listing and registration on the NASDAQ Capital Market on December 31, 2007 unless it chooses to appeal the determination.

The Company, which is implementing a plan to achieve profitability and is currently negotiating a capital infusion, intends to appeal the Staff's determination to a NASDAQ Listing Qualification Panel.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

         Contact:
         Alon Mualem
         CFO
         Tel: +972-9-762-1733
         Email: Alon.Mualem@mtsint.com